Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

Fax:  312-630-9299

VIA EDGAR

July 3, 2013

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:          Telephone and Data Systems, Inc.

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 26, 2013

Response dated June 7, 2013

                File No. 1-14157

Dear Mr. Spirgel:

This letter responds to your letter dated June 21, 2013, to Kenneth Meyers, Executive Vice President and Chief Financial Officer, of Telephone and Data Systems, Inc. (“TDS” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filings. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter.  References to page numbers below are those in the above-referenced documents as filed.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13 – Financial Reports Contents

Divestiture Transaction, page 7

Comment 1:

We note your response to comment one.  Per your statement, you consider each of your reporting units as a component as it is defined under ASC 360-10-20.  It remains unclear to us why you believe that the reporting unit represents the level at which operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  In this regard, we note the following:

•         The Divestiture Markets appear to have discrete operating cash flows associated with their respective customers, spectrum, rights, assets, liabilities and cover a workforce of 1,000 employees subject to termination as a result of the transaction.

•         Network assets associated with such markets are required to be decommissioned per the Purchase and Sale Agreement with Sprint.  Further explain to us why the transaction is conditioned on decommissioning of these assets which you indicate are part of an “interdependent asset group regarding generation of cash flows.”

•         You are able to identify network-related exit costs in the Divestiture Markets for which you will receive an additional $200 million cost reimbursement from Sprint.

•         For financial reporting, tax and legal purposes, you prepare market level financial statements which have allowed you to segregate the Divestiture Markets from your Core Operations.  Additionally, in connection with the transaction, you had provided to Sprint discrete financial statements of the Divestiture Markets for the three years ended December 31, 2011 and interim financial statements as of September 30, 2012.

Response 1:

To assist with our response to the Staff’s specific questions, we believe it is important to explain the nature of our network operations.

Our network  consists of  cell sites (including equipment, antennas, tower, land, and buildings), mobile telephone switching offices (MTSOs), data centers, software, and other related assets.  Our network is deployed in regions throughout the United States and operated as one interdependent mobile network.  Specifically:

•         We maintain two data centers (Schaumburg, IL and Knoxville, TN) that serve as the core of the network.  In order to provide service to a customer, cell sites communicate with one of 38 MTSOs which in turn communicate with one of our two data centers.  Both data centers serve customers in every market.  The data centers provide customers access to a data network (internet access), process all SMS and MMS messages, gather information for billing, define the services for which a customer is entitled, and offer proxy and compression technology which optimizes the traffic on the entire network.  All customer traffic regardless of the market must flow through a data center.

•         Five of the MTSOs were in the Divestiture Markets and will be decommissioned.  However, these five MTSOs served cell sites in markets that were not part of the Divestiture Markets.  As such, the Company will need to redirect these remaining cell sites to remaining MTSOs.

•         We maintain one network operations center (NOC) where we monitor the status and operation of the entire network 24 hours a day, 7 days a week.

•         We maintain one wide-area network (WAN) that links our cell sites, MTSOs and data centers.

•         Our Engineering group that operates the network is principally organized by function and manages the network on a national basis.  The only local engineering personnel are those that perform cell site and switch maintenance.

•         Generally, the only network assets specific to individual markets are the cell sites.

The network is managed on a national basis.  Although cell sites can be parsed out into markets, sub-markets or regions, these are only end nodes of a robust, integrated network.  The network is the most critical aspect of our wireless service offering that effectively generates cash flows from providing such service.  Individual markets containing isolated cell sites and isolated switches do not produce cash flows without the WAN, data centers and NOC, and as stated above, these three elements are configured to serve the national network, not specific markets.  Further, even MTSOs and cell sites cannot be aligned precisely with markets as switches serve multiple markets and some cell sites also serve multiple markets.   As a result of this integrated network, which is the basis for and is critical to the provision of wireless services to customers, individual markets are not considered to have “..cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”

With respect to reporting units, we have determined that U.S. Cellular has five reporting units in accordance with ASC 350-20-35-34 which states that “A component is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management…regularly reviews the operating results of that component.”  Each of the 5 reporting units represent a geographical contiguous region for which discrete financial information is available and segment management regularly reviews the operating results.  This discrete financial information does not represent separately identifiable, independent cash flows as there are significant allocated costs in this financial information that results from operating centralized network, marketing, engineering, customer care and administrative functions.  That is, although these geographical regions do not generate independent cash flows, we believe that we must define our reporting units at this level since segment management reviews discrete financial information by region.

For clarity, our asset group assessment is based on separately identifiable cash flows and our reporting unit assessment is based on discrete financial information reviewed by the segment management.  As a result of these different criteria as prescribed under GAAP, the number of reporting units (five) differs from the number of asset groups (one).  The Divestiture Markets comprise neither an asset group nor a reporting unit.

To answer the Staff’s specific questions:

The Divestiture Markets appear to have discrete operating cash flows associated with their respective customers, spectrum, rights, assets, liabilities and cover a workforce of 1,000 employees subject to termination as a result of the transaction.

Although there are direct costs related specifically to cell sites, customers and the sales forces in the Divestiture Markets that would be considered discrete, there are also significant costs necessary to operate the Divestiture Markets that are incurred centrally and allocated as discussed above.

Network assets associated with such markets are required to be decommissioned per the Purchase and Sale Agreement with Sprint.  Further explain to us why the transaction is conditioned on decommissioning of these assets which you indicate are part of an “interdependent asset group regarding generation of cash flows.”

The Purchase and Sale Agreement with Sprint requires decommissioning of the network assets because that was one of the terms requested by Sprint.  The result of that decommissioning is that those cell site assets can no longer be used in the Divestiture Markets to compete against Sprint.  We are decommissioning only cell sites and MTSOs, which represent a portion of our overall network.  Certain cell sites in the Divestiture Markets were not decommissioned as they will still serve adjacent markets that we have retained.

You are able to identify network-related exit costs in the Divestiture Markets for which you will receive an additional $200 million cost reimbursement from Sprint.

The $200 million network-related exit costs for which we will receive reimbursement are primarily made up of the remaining cell site rent payments (including the costs to terminate the leases) and the costs to remove our equipment from the sites.  Cell site rent payments, while they are distinguishable by market because they are related to specific real estate properties; however, most of our other network-related costs by necessity are allocated to the Divestiture Markets.

For financial reporting, tax and legal purposes, you prepare market level financial statements which have allowed you to segregate the Divestiture Markets from your Core Operations.  Additionally, in connection with the transaction, you had provided to Sprint discrete financial statements of the Divestiture Markets for the three years ended December 31, 2011 and interim financial statements as of September 30, 2012.

As previously discussed with the Staff, we have historically prepared for legal and tax purposes financial statements which include both direct and allocated costs.  For external financial reporting, we have not reported actual earnings for any markets, including the Divestiture or Core Markets (Core Markets are all other retained markets for which we did not divest in the Sprint transaction), rather we have reported actual earnings for the consolidated company only because of the difficulty of segregating the direct and allocated costs.  We have provided earnings guidance separately for Core and Divestiture Markets for 2013.  In that guidance, allocated costs that previously were allocated related to the Divestiture Markets have been included in the Core Markets because they are expected to remain without further action by the Company.  Since there are a large number of allocated costs that are required to operate these Divestiture Markets, the results attributed to the Divestiture Markets should not be construed as separately identifiable cash flows or financial results of these markets, but rather the estimated impact of removing these markets from our consolidated results in 2013.

In connection with the transaction, we provided to Sprint discrete financial statements for the Divestiture Markets both including and excluding the allocated costs.  We did so in recognition of the fact that many of the costs in the allocated financial statements would not be ongoing costs to Sprint.

Comment 2:

Tell us in detail the nature of the operating and administrative costs allocated to the divested markets that are managed centrally supporting your position that the cash flows at the divested market levels are not clearly distinguishable from the rest of the entity.

Response 2:

Allocated system operations costs consist of  costs related to centrally managing the network described in Response 1 including central engineering costs, the cost of running the network operations center and circuit costs incurred at the data centers.

Allocated selling, general and administrative costs consist of  costs related to centrally managed customer care centers, costs of developing national advertising programs, costs related to operating a national handset distribution center, costs related to a centralized marketing function, and general and administrative support costs (finance, human resources, sales, etc.).

Based on the above responses to Comment 1 and Comment 2, the Company continues to believe the Divestiture Markets do not represent a component as defined by ASC 360-10-20 as they do not have clearly distinguishable operations or generate clearly distinguishable cash flows due to the significant amount of integrated operations and resulting costs that are allocated and, therefore, such Divestiture Markets do not qualify for discontinued operations treatment.

In connection with responding to the Staff’s comments, the Company acknowledges that

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors.  If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Controller, at (773) 355-3400, or me at (312) 592-5304.

Sincerely,

Telephone and Data Systems, Inc.

		By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers
Executive Vice President and
Chief Financial Officer

cc:	Douglas D. Shuma